UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2013

ALCOBRA LTD.

(Translation of registrant's name into English)

35 Ehad Ha-Am Street

Tel-Aviv, Israel 65202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on August 6, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: August 6, 2013

News Release

U.S. Investor Contacts:	Israel Investor Contact:
KCSA Strategic Communications	Investor Relations Ltd.
Garth Russell / Jeffrey Goldberger	Moran Meir-Beres
+1 212.896.1250 / +1 212.896.1249	+011972-3-5167620
grussell@kcsa.com / jgoldberger@kcsa.com	moran@km-ir.co.il

ALCOBRA LTD. REPORTS SECOND QUARTER 2013 RESULTS

- - -

Raised $25 million in recent IPO and listed on the NASDAQ on May 21, 2013

- - -

Tel Aviv, Israel (August 6, 2013) – Alcobra Ltd. (NASDAQCM: ADHD) (the “Company”), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder (ADHD), today reported its results for the fiscal quarter ended June 30, 2013.

Recent Highlights:

-	Received U.S. Patent 8,476,304, which protects the Company’s lead drug candidate modified release Metadoxine (MG01CI)
-	Appointed Dr. Jonathan Rubin as the Company’s Chief Medical Officer to further accelerate and aid in the development of MG01CI as it advances into Phase III U.S. trials
-	Published positive results from secondary analysis of the Phase IIb trial comparing the effect of MG01CI with placebo on ADHD subsets
o	Data shows that MG01CI is highly efficacious for treating adults with ADHD-PI and inattention symptoms
o	Analysis was published in the July 2013 issue of Postgraduate Medicine Journal
-	Scheduled to start a placebo-controlled clinical study further establishing the immediate onset and magnitude of the effect of several doses of MG01CI in patients with ADHD-PI in August 2013.

“Since our successful IPO in May and listing on the NASDAQ, we have achieved a number of significant milestones which have advanced our efforts to further develop our proprietary drug, MG01CI,” stated Dr. Yaron Daniely, President and CEO of Alcobra.

“To help guide our expanding clinical work, we recently appointed Dr. Jonathan Rubin as our Chief Medical Officer. With tremendous experience within the ADHD arena, Dr. Rubin will directly oversee our research and clinical activities and help accelerate the development of MG01CI for potential commercialization in this large and underpenetrated market, as well as other cognitive indications,” continued Dr. Daniely.

“We strongly believe that MG01CI may represent a safer and more efficacious, non-stimulant treatment for ADHD, especially compared to today’s leading stimulant ADHD drugs such as Vyvanse, Concerta and Adderall, as well as the non-stimulant ADHD medication, Strattera. Our proprietary drug features an immediate onset of action, and presents no addictive features and is extremely well-tolerated. As a result, we are excited by the potential MG01CI has to revolutionize the ADHD market,” concluded Dr. Daniely.

Financial Overview:

Operating expenses for the second quarter of 2013 were $1.2 million, of which $0.7 million was non cash charges from stock based compensation mainly related to the completion of the Company's IPO in late-May. Excluding the stock based compensation, operating expenses for the second quarter of 2013 were $0.3 million. The Company expects quarterly operating expenses to increase from the $0.3 million throughout the remainder of 2013 due to the hiring of experienced and senior personnel and the advancement of the Company’s clinical development plan.

Financial expenses for the second quarter of 2013 were $0.1 million, of which $0.1 million were related to the convertible loan that was converted to equity upon the IPO.

Net loss for the second quarter of 2013 was $1.3 million, or $0.15 per basic and diluted share, compared to $0.4 million, or $0.06 per basic and diluted share, for the same period of 2012. The net loss attributable to holders of ordinary shares for the second quarter of 2013 includes approximately $0.7 million in stock base compensation and $0.1 million of interest on convertible notes.

As of June 30, 2013, cash, cash equivalents and short-term deposits totaled $21.6 million, compared with $0.1 million as of December 31, 2012.

Conference Call

Alcobra will hold a conference call today, August 6th, at 9 a.m. EDT to discuss events that occurred during the quarter and provide an update on the business. The call will be available via webcast and can be accessed through the Alcobra website, http://www.alcobra-pharma.com/events.cfm. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. To dial into the conference call, please dial 1-877-375-4189 (U.S. and Canada) or 1-973-935-2046 (Internationally); and use the passcode: 20461839.

For those unable to listen to the live event, an archive of the conference call will be available on the Alcobra website, http://www.alcobra-pharma.com/events.cfm. A telephonic playback of the conference call will be available for one week after the call by calling 1-855-859-2056 (U.S. and Canada) and 1-404-537-3406 (Internationally); and use the passcode: 20461839.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder. MG01CI has completed Phase II studies to treat Attention Deficit Hyperactivity Disorder. The company was founded in 2008 and is headquartered in Tel Aviv, Israel.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding commencement, timing of commencement and advancement of clinical trials, the possible future effect of the MG01CI product on the ADHD market and change in levels of expenses. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s registration statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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Alcobra Pharma Ltd.

Statement of Operation

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$321	$231	$396	$632
General and administrative	875	198	1,114	356
Total operating expenses	1,196	429	1,510	988

Financial expenses, net	143	11	206	13

Net comprehensive loss	1,339	440	1,716	1,001
Net loss attributable to holders of Ordinary shares	$1,339	$440	$1,716	$1,001
Net basic and diluted loss per share	$(0.15)	$(0.06)	$(0.20)	$(0.13)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	9,016,628	7,791,785	8,397,070	7,791,785

Alcobra Pharma Ltd.

Statement of Operation

Balance Sheet Data

(In thousands)

ASSETS

	June 30,	December 31,
	2013	2012
	(unaudited)
Current assets:
Cash and cash equivalents	$17,593	$97
Short-term deposits	4,000	-
Receivables and prepaid expenses	87	83
Total current assets	21,680	180

Long-term assets:
Long-term deposit	7	3
Property and equipment, net	17	18
Total long-term assets	24	21

Total assets	$21,704	$201

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$67	$23
Other accounts payable	276	83
Convertible Notes	-	662
Total current liabilities	343	768

Shareholders’ equity:
Share capital	32	4
Additional paid-in capital	31,231	7,615
Retained earnings	(9,902)	(8,186)

Total shareholders’ equity	21,361	(567)

Total liabilities and shareholders’ equity	$21,704	$201

Alcobra Pharma Ltd.

Cash Flow Data

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(1,339)	$(440)	$(1,716)	$(1,001)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	2	2	3	4
Gain from sale of property, plant and equipment	-	-	1	-
Decrease (increase) in receivables and prepaid expenses	41	72	(4)	56
Increase (decrease) in trade payables	46	4	44	(102)
Increase in other accounts payable	20	48	193	41
Interest on convertible notes	142	-	203	-
Stock base compensation	739	7	744	16
Net cash used in operating activities	(349)	(307)	(532)	(986)

Cash flow from investing activities:

Purchase of property and equipment	(3)	-	(3)	-
Decrease (increase) in long-term deposit	(6)	2	(4)	2
Investment in (proceeds from) short-term bank deposit	(4,000)	294	(4,000)	465
Investment in (proceeds from) restricted bank deposit	-	-	-	507
Net cash (used in) provided by investing activities	(4,009)	296	(4,007)	974

Cash flow from financing activities:

Issuance of share capital upon initial public offering	21,920	-	21,920	-
Proceeds from issuance of convertible notes	-	-	115	-
Net cash provided by financing activities	21,920	-	22,035	-

Increase (decrease) in cash and cash equivalents	17,562	(11)	17,496	(12)

Cash and cash equivalents at the beginning of the period	31	54	97	55

Cash and cash equivalents at the end of the period	$17,593	$43	$17,593	$43

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares upon conversion of convertible notes	$979	-	$979	-